UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                            Winland Electronics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   974241 10 1
                                 (CUSIP Number)

                                Viola R. Farland
                       R. R. 5, Box 100, Mankato, MN 56001
                                 (507) 625-2363
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 12, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [GRAPHIC OMITTED].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  974241 10 1                                        Page 2 of 5 Pages

1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Viola R. Farland
              ###-##-####

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                        (b) [ ]

3             SEC USE ONLY

4             SOURCE OF FUNDS*
              00

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [ ]

6             CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
NUMBER OF         7        SOLE VOTING POWER
SHARES                     189,946
BENEFICIALLY
OWNED BY          8        SHARED VOTING POWER
EACH                       -0-
REPORTING
PERSON            9        SOLE DISPOSITIVE POWER
WITH                       189,946

                  10       SHARED DISPOSITIVE POWER
                           -0-

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              189,946

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    [ ]


13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.9%

14            TYPE OF REPORTING PERSON*
              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
               TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         Common Stock, no par value

         Winland Electronics, Inc.
         1950 Excel Drive
         Mankato, MN 56001

Item 2.  Identity and Background.

         (a)      Viola  R.  Farland,   filing   individually  and  as  Personal
                  Representative of the Estate of Swen E. Farland.

         (b)      Ms. Farland resides at R. R. 5, Box 100, Mankato, MN 56001.

         (c)      Ms. Farland is not employed.

         (d)      Ms. Farland has never been convicted in a criminal proceeding.

         (e) Ms. Farland has not been a party to any civil proceeding as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Ms. Farland is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 12, 1996, Ms. Farland was appointed as Personal Representative of the Estate of Swen E. Farland (the "Estate") and, as such Personal Representative, became the owner of 184,946 shares of the Issuer's Common Stock previously held by Swen E. Farland, her husband, who died on June 24, 1996.

         On October 31, 1996, Ms. Farland, as Personal Representative of the Estate, exercised an option to purchase 5,000 shares of the Issuer's Common Stock from the Issuer for $.06 per share with personal funds, which option was issued to Swen E. Farland as a director of the Issuer. Ms. Farland holds the 5,000 shares as Trustee of the Viola Rose Farland Revocable Trust under Agreement dated March 10, 1995.

Item 4.  Purpose of Transaction.

         Ms. Farland acquired the shares as described in Item 3 above. Ms. Farland has no immediate intention of acquiring additional shares of the Issuer. Ms. Farland may determine to dispose of some of the Estate's shares depending on various factors, including, without limitation, the price of the shares of the Issuer's Common Stock, other market conditions and the desirability to liquidate some or all of the Estate's holdings.

Item 5.  Interest in Securities of the Issuer.

         (a) Ms. Farland beneficially owns 189,946 shares of the Issuer's Common Stock, which beneficial ownership represents 6.9% of the shares of Common Stock outstanding. Of the 189,946 shares, Ms. Farland holds 184,946 shares as Personal Representative of the Estate and 5,000 shares as Trustee of the Viola Rose Farland Revocable Trust Under Agreement dated March 10, 1995.

         (b) Ms. Farland has sole voting and dispositive power over the above shares of the Issuer's Common Stock.

         (c) Ms. Farland did not acquire or dispose of any shares of the Issuer's Common Stock during the sixty days preceding the acquisition of the shares of the Issuer's Common Stock on August 12, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 6, 1997


                                               /s/ Viola R. Farland
                                               Viola R. Farland






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